# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pangaea Logistics Solutions Ltd., CIK 0001606909
CUSIP: G6891L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001193125-25-302764
Filed by CIK 0002047301
Persons authorized to receive notices and communications: Strategic Shipping Inc., c/o M.T. Maritime Management (USA) LLC, 2960 Post Road, Southport, Connecticut (CT), 06890, 203-226-7882

## Reporting persons
- Strategic Shipping Inc. (CIK 0002047301): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
- Strategic Investment LLC: type of reporting person: other (OO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
  Comment: Strategic Investment LLC is the sole shareholder of Strategic Shipping Inc. As such, it may be deemed to beneficially own the Common Shares (as defined below) that Strategic Shipping Inc. owns.
- Pacific Star Private Trust Company Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 18,870,317; sole dispositive power 0; shared dispositive power 18,870,317; aggregate amount beneficially owned 18,870,317 (29% of the class)
  Comment: Pacific Star Private Trust Company Ltd. ("Pacific Star") is the trustee of a trust (the "Trust"). The Trust indirectly controls all of the shares of Strategic Shipping Inc. through its direct ownership of 51.0% of the limited liability company interests in Strategic Investment LLC, which is the sole shareholder of Strategic Shipping Inc. Accordingly, Pacific Star, as trustee, may be deemed to beneficially own the 18,870,317 Common Shares (as defined below) that are owned by Strategic Shipping Inc. and beneficially owned by Strategic Investment LLC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Pangaea Logistics Solutions Ltd.
Address of issuer's principal executive offices: 109 Long Wharf, Newport, Rhode Island (RI), 02840
Comment:
The following constitutes Amendment No. 3 (this "Amendment No. 3") to the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 6, 2025, by Strategic Shipping Inc. ("SSI"), Strategic Investments LLC and Pacific Star Private Trust Company Ltd. (together, the "Reporting Persons"), as amended by Amendment No. 1 filed on November 6, 2025, and Amendment No. 2 filed on November 28, 2025 (the "Schedule 13D"). This Amendment No. 3 relates to the common stock, par value $0.0001 per share (the "Common Shares"), of Pangaea Logistics Solutions Ltd. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

SSI provided the Issuer with notice under the Investor and Registration Rights Agreement that it was designating Eugene Davis to serve as a director of the Issuer pursuant to SSI's director designations rights thereunder and Christina Tan's intention to resign from the board of directors of the Issuer (the "Board") in connection therewith, with such resignation to become effective immediately prior to Mr. Davis' appointment to the Board. On December 18, 2025, Mr. Davis was appointed to the Board and Ms. Tan resigned from her director position immediately prior to Mr. Davis' appointment.

## Signatures
- Strategic Shipping Inc.: /s/ Constantine Tsoutsoplides, Constantine Tsoutsoplides/Chief Financial Officer (12/18/2025)
- Strategic Investment LLC: /s/ Lui Yuen Leung, Lui Yuen Leung/Board Manager (12/18/2025)
- Pacific Star Private Trust Company Ltd.: /s/ Lui Yuen Leung, Lui Yuen Leung/Director (12/18/2025)